SEC 05038637 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2005

SEC FILE NUMBER
8- 49475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. H. Hill Securities, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19747 Highway 59 N., Suite 101
(No. and Street)

Humble Texas 77338
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan H. Hill 281-446-0422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Null - Lairson, P.C.
(Name – *if individual, state last, first, middle name*)

11 Greenway Plaza, Suite 1515 Houston TX 77046
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan H. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. H. Hill Securities, LLP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, G.P.

Title

Notary Public

RAQUEL GARZA
Notary Public
State of Texas
My Commission Expires
August 31, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. H. HILL SECURITIES, LLP

FINANCIAL STATEMENTS

December 31, 2004

Null-Lairson
Professional Corporation
Certified Public Accountants
11 Greenway Plaza, Suite 1515
Houston, Texas 77046
(713) 621-1515

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CONTENTS

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11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515
Fax: (713) 621-1570

Null·Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600
Fax: (281) 242-7333

INDEPENDENT AUDITORS' REPORT

To the Partners
D. H. Hill Securities, LLP
Houston, Texas

We have audited the accompanying statements of financial condition of D. H. Hill Securities, LLP (the "Partnership") as of December 31, 2004 and 2003, and the related statements of operations, partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLP as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Null-Lairson, P.C

Houston, Texas
February 22, 2005

		2004		2003
Assets				
Cash and cash equivalents	$	101,436	$	61,818
Investments		8,312		8,312
Commissions receivable		72,952		16,896
Furniture and equipment, net of accumulated depreciation of $56,201 and $51,599 at December 31, 2004 and 2003, respectively		9,670		7,434
Total Assets	$	192,370	$	94,460
Liabilities				
Accounts payable	$	28,834	$	4,583
Commissions payable		31,528		13,481
Accrued expenses		496		4,785
Total Liabilities		60,858		22,849
Partners' equity		131,512		71,611
Total Liabilities and Partners' equity	$	192,370	$	94,460

See Independent Auditors' Report and Notes to Financial Statements.

	2004	2003
Revenues		
Commissions	$ 1,348,593	$ 2,624,711
Interest	285	408
Other	61,842	3,329
Total Revenues	1,410,720	2,628,448
Expenses		
Commissions	916,483	1,973,681
General and administrative	412,873	578,090
Total Expenses	1,329,356	2,551,771
Net Income	$ 81,364	$ 76,677

See Independent Auditors' Report and Notes to Financial Statements.

	General Partners' Equity	Limited Partners' Equity	Total Partners' Equity
Balance, December 31, 2002	$ 10,460	$ 106,723	$ 117,183
Net income	1,534	75,143	76,677
Partner withdrawals		(122,250)	(122,250)
Balance, December 31, 2003	$ 11,994	$ 59,616	$ 71,610
Net income	1,627	79,737	81,364
Partner withdrawals		(21,462)	(21,462)
Balance, December 31, 2004	$ 13,621	$ 117,891	$ 131,512

See Independent Auditors' Report and Notes to Financial Statements.

	2004	2003
Cash flows from operating activities		
Net Income	$ 81,364	$ 76,677
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	4,602	26,878
Decrease (increase) in commissions receivable	(56,056)	17,654
Decrease (increase) in other receivables		
Increase (decrease) in accounts payable	24,251	1,263
Increase (decrease) in commissions payable	18,047	(11,012)
Increase (decrease) in accrued expenses	(4,289)	107
Net cash provided by operating activities	67,919	111,567
Cash flows from investing activities		
Purchases of furniture and equipment	(6,838)	(27,468)
Net cash used in investing activities	(6,838)	(27,468)
Cash flows from financing activities		
Partner withdrawals	(21,462)	(122,249)
Net cash used in financing activities	(21,462)	(122,249)
Net increase (decrease) in cash	39,619	(38,150)
Cash and cash equivalents, beginning of year	61,817	99,967
Cash and cash equivalents, end of year	$ 101,436	$ 61,817

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D. H. Hill Securities, LLP (the "Partnership") is a Houston, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investments, Ltd., L.L.P. to D. H. Hill Securities, LLP. Substantially all of the Partnership's customers are located in Texas, Michigan and Florida. The Partnership is a member of the National Association of Securities Dealers, Inc. (the "NASD") and Securities Investors Protection Corporation (the "SIPC").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

All trades are cleared through an independent clearing firm. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expense are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Federal and state income taxes have not been provided in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - DEPOSITS WITH CLEARING BROKER

Included in cash, at December 31, 2003, was $15,000 maintained on deposit to satisfy requirements of a clearing broker of the Partnership. During 2004, the deposit was returned to the partnership.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation bills the Partnership monthly for general and administrative services. There were no expenses paid by the Partnership during the year ended December 31, 2004 and 2003.

NOTE 4 - FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts receivable. The Partnership maintains its cash with major banks, and the amounts exceed the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnerships' receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2004 and 2003. For the year ended December 31, 2004, four customers accounted for 79% of revenues, each with at least 10% of sales. For the year ended December 31, 2003, two customers accounted for approximately 55% and 13%, respectively, of the Partnerships' revenues.

NOTE 5 - MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1. The Partnership's net capital exceeded the required net capital by $35,578 and $33,969 at December 31, 2004 and 2003, respectively. The Partnership's net capital ratio was 0.88 to 1 and 0.49 to 1 at December 31, 2004 and 2003, respectively.

NOTE 6 – MARKETABLE SECURITIES

Cost and fair value of marketable securities at the end of the periods consist of the following:

Available for Sale	Type	Value	Cost
NASDAQ	Warrants	$ 8,312	$ 8,312
	Total	$ 8,312	$ 8,312

D. H. HILL SECURITIES, LLP
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2004

		2004		2003
Computation of Net Capital:				
Total partners' equity (from Statement of Financial Condition)	$	131,512	$	71,611
Total partners' equity qualified for net capital	$	131,512	$	71,611
Deductions:				
Restricted investments		8,312		8,312
Property and equipment, net		9,670		7,434
Commissions receivable		72,952		16,896
CRD Cash		-		
Net capital	$	40,578	$	38,969
Computation of Aggregate Indebtedness:				
Total aggregate liabilities	$	60,858	$	22,849
Total aggregate indebtedness		60,858		22,849
Percentage of aggregate indebtedness to net capital		149.98%		58.63%
Computation of Basic Net Capital Requirements:				
Minimum net capital required (6 2/3% of aggregate indebtedness)		4,057		1,523
Minimum dollar net capital requirement		5,000		5,000
Net capital requirement (greater of above amounts)		5,000		5,000
Excess net capital		35,578		33,969
Reconciliation with Company's Computation:				
(included in Part II of Form X - 17A-5 as of December 31, 2004)				
Net capital, reported in Company's Part II Focus Report (amended)		40,578		38,969
Net capital per above	$	40,578	$	38,969

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

At December 31, 2004, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515
Fax: (713) 621-1570

Null·Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600
Fax: (281) 242-7333

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
D. H. Hill Securities, LLP
Houston, TX 77060

In planning and performing our audit of the financial statements and supplemental schedules of D. H. Hill Securities, LLP for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of D. H. Hill Securities, LLP, for the year ended December 31, 2004 and this report does not affect our report thereon dated February 22, 2005. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, The SEC, The NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Null Lairson, P.C.

Houston, Texas
February 22, 2005